EXHIBIT 99.1

NXT Energy Solutions Announces Results of Annual General Meeting

CALGARY, Alberta, June 22, 2017 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX:SFD) (OTCQB:NSFDF) advises of the voting results for the election of its Board of Directors (the “Board”) at its annual and special meeting of shareholders (the “AGM”) which was held on June 21, 2017.

AGM Voting Results

Each of the five nominees proposed in the NXT Information Circular - Proxy Statement were elected as directors.  A total of 37,933,483 common shares ("Common Shares") of the Company, representing approximately 70.43% of the outstanding Common Shares, were represented in person or by proxy at the AGM.  Detailed results of the vote are as follows:

Director Nominee	Votes for	% of Votes For	Votes Withheld	% of Votes Withheld

George Liszicasz	26,753,638	93.37%	1,899,786	6.63%
Charles Selby	18,967,271	66.20%	9,686,153	33.80%
John Tilson	27,688,014	96.63%	965,410	3.37%
Thomas E. Valentine	26,653,688	93.02%	1,999,736	6.98%
Bruce G. Wilcox	27,553,911	96.16%	1,099,513	3.84%

These results reflect the votes of certain shareholders that gave rise to a significantly lower percentage of votes “For” Mr. Selby.  Upon receipt of these results, Mr. Selby met with a representative of these shareholders to review the matter.  The representative subsequently advised the Company that the aforementioned shareholders are now satisfied and fully support Mr. Selby as Lead Director of the Company.

In addition, the motions to approve the re-appointment of KPMG LLP as the Company’s auditors, the motion to adopt a Majority Voting Policy and the motion to approve NXT Energy’s Restricted Share Unit Plan were carried at the AGM.

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the OTC QB Markets accept responsibility for the adequacy or accuracy of this release.

For further information, please contact:

Bev Stewart
V-P Finance & CFO
NXT Energy Solutions Inc.
403-206-0807
nxt_info@nxtenergy.com
www.nxtenergy.com

Kin Communications
Investor Relations
1-866-684-6730 / 604-684-6730
sfd@kincommunications.com